Exhibit 99.2

Time Inc. to be Acquired by Meredith Corporation

All,

I am reaching out this evening to share the news that Time Inc. has entered into an agreement to be acquired by Meredith Corporation. The deal is expected to close during the first quarter of 2018. For more information about the news, you can read our announcement and Meredith’s announcement.

Time Inc.’s Board of Directors unanimously determined that this all-cash transaction, and the immediate, certain value it provides, is in the best interests of the Company and its shareholders. As I’ve said many times, I believe in our strategic transformation plan and in our ability to write the next great chapter of this storied company. That said, as a publicly traded company, and one operating in such a dynamic industry as media, we know circumstances can change quickly. Meredith presented us with an opportunity to combine companies to create even greater scale and financial flexibility. Scale matters and will enable the enterprise to compete more effectively in this dynamic media landscape, enhancing the enormous, exciting potential of our brands.

Understandably, whenever a company is acquired there is a lot to digest and the news can be distracting. We’ve been dealing with distractions all year long and despite that, I am proud of the focus you’ve maintained and the great work and results that you’ve produced. We just reported our best Q3 in three years and affirmed our outlook for the year. Together, we have moved quickly to successfully launch, grow and advance our multi-platform offerings during unprecedented times in the media sector. Time Inc. now engages more than 230 million consumers across digital and print every month through a portfolio of premium, iconic brands.

Over the past several months, we’ve conducted a strategic bottom-up review of the business and created a strong plan to accelerate the growth and transformation of this iconic company to ensure that our brands are well positioned to continue being powerful voices in media for many years to come. That is great work. Our many successes are a result of your extraordinary talent, relentless commitment and passion. I thank each and every one of you for contributing to the advancement of our company and building something very special, of which you should feel very proud.

It’s important now that we maintain our focus, particularly during this interim period until closing, and build on our momentum and accomplishments.

I’m sure that you have many questions about what this news means more specifically for the company and for yourselves. I’ll be hosting two town halls Monday morning EST to provide more context about this decision and transaction. In addition, I will be answering any questions you may have at the town halls, and we will be posting pertinent FAQs on MyTime, which we will update as new information becomes available. You’ll receive RSVP and webcast details regarding the town halls tomorrow morning.

Thank you,

Rich